SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 TO
SCHEDULE TO
Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934
and
SCHEDULE 13E-3
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
DE RIGO S.p.A.
(Name of Subject Company (Issuer))
DR 3 S.r.l.
ENNIO DE RIGO
WALTER DE RIGO
DE RIGO HOLDING B.V.
(Name of Filing Persons (Offerors))
Ordinary Shares, par value of €0.26 per share
and
American Depositary Shares, each representing one Ordinary Share
(Titles of Class of Securities)
245334107
(CUSIP Number of Classes of Securities)

Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands
+31 2054 08989
Copy to:
William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
55 Basinghall Street
EC2V 5EH London, England
+ 44 207 614 2200
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation* $84,873,040	Amount of Filing Fee** $9,989.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 9,699,776 Ordinary Shares, par value €0.26 per share, which includes 8,899,716 Ordinary Shares represented by 8,899,716 American Depositary Shares, outstanding and not owned by the Filing Persons that may be purchased in the tender offer and (ii) the tender offer price of $8.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $117.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the aggregate offering amount by 0.0001177.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $9,989.56
Filing Party: DR 3 S.r.l.
                     ENNIO DE RIGO
                     WALTER DE RIGO
                     DE RIGO HOLDING B.V.
Form or Registration No.: 005-48824
Date Filed: August 4, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE

CUSIP Number: 245334107	Page 2

     This Amendment No. 2 (this “Amendment”) amends and supplements the combined Schedule TO and Schedule 13E-3 of DR 3 S.r.l.
(“DR 3”), Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V. (“De Rigo Holding”) filed under cover of Schedule TO on August 4, 2005 and amended on September 1, 2005 (the “Combined Schedule”), relating to the offer by DR 3 to purchase any and all outstanding Ordinary Shares, par value €0.26 per share (the “Ordinary Shares”), and American Depositary Shares, each representing one Ordinary Share (the “ADSs”), of De Rigo S.p.A., an Italian stock corporation (“De Rigo”), at a purchase price of $8.75 per Ordinary Share and per ADS, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which have been annexed to and filed with the Combined Schedule as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase.
Item 4. Terms of the Transaction.
     The following is inserted as a new subsection in “Special Factors—Certain Effects of the Offer” after the subsection “—U.S. Federal Tax Consequences” on page 13 of the Offer to Purchase, as previously amended:
     “Accounting Treatment. We believe that the accounting treatment of the offer is not material. The purchase of shares by DR 3 in the tender offer will have no effect whatsoever on the financial statements of De Rigo. For DR 3, the financial statements of which are not material to you for the reasons stated in this document, all ordinary shares or ADSs acquired will be accounted for as a purchase and will be recorded as assets at cost.”
     The second paragraph of the section entitled “Certain Conditions of the Offer” on page 33 of the Offer to Purchase, as previously amended, is amended to read in its entirety as follows:
     “Additionally, notwithstanding any other provision of the offer, we shall not be required to accept for payment or, except as otherwise provided in this offer, to pay for any ordinary shares or ADSs tendered in the offer and may terminate or amend the offer if at any time prior to the acceptance for payment of ordinary shares or ADSs, any of the following conditions exist:
(a)	there shall be instituted or pending any action, proceeding, application or counterclaim by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each, a “Governmental Entity”), or by any other person, U.S. or foreign, before any Governmental Entity,
(i)	(A) challenging or seeking to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the offer or the

CUSIP Number: 245334107	Page 3

acceptance for payment of, or payment for, some of or all the ordinary shares and ADSs by DR 3, or (B) seeking to obtain material damages in connection with the foregoing;

(ii)	seeking to restrain, prohibit or limit the ownership or operation by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of all or any portion of De Rigo’s business or assets or their respective subsidiaries or to compel any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to dispose of or hold separate all or any portion of the business or assets of De Rigo or any of its subsidiaries or all or any portion of the business or assets of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or seeking to impose any limitation on the ability of the De Rigo brothers, De Rigo Holding, DR 3, De Rigo or any of their respective subsidiaries or affiliates to conduct any of such businesses or own any of such assets;

(iii)	seeking to impose or confirm limitations on the ability of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to exercise effectively the full rights of ownership of the ordinary shares or ADSs, including, without limitation, the right to vote any ordinary shares or ADSs acquired or owned by the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates on matters properly presented to shareholders;

(iv)	seeking to require divestiture by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of any ordinary shares or ADSs; or

(v)	materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries;
(b)	there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to
(i)	any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or De Rigo or any of its subsidiaries, or

(ii)	the offer
by any government, legislative body or court, U.S. or foreign, or Governmental Entity that, directly or indirectly, results or will result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)	any change shall have occurred (or any condition, event or development shall have occurred involving a prospective change) in the business, properties, assets,

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liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries that is materially adverse to De Rigo or any of its subsidiaries, or DR 3 shall have become aware of any facts that have material adverse significance with respect to either the value of De Rigo or any of its subsidiaries or the value of the ordinary shares or ADSs to DR 3, De Rigo Holding, the De Rigo brothers or any of their respective affiliates;

(d)	there shall have occurred
(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Italy,

(ii)	any change that has had a materially adverse effect on the securities or financial markets in the United States or in Italy or any material change in the market price of the ADSs,

(iii)	any material change in U.S. or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefore,

(iv)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Italy, or

(v)	a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Italy, or

(vi)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or
(e)	any necessary approval, permit, authorization, favorable review or consent of any Governmental Entity shall not have been obtained;
which, in our reasonable judgment, in any case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates that is not otherwise prohibited by law, including Section 14(e) of the Exchange Act) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for ordinary shares or ADSs.”
Item 13. Information Required by Schedule 13E-3.
     Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.
     The first sentence of the second paragraph of the answer to the question “If I do not tender my ADSs but the offer is completed, what will happen to my ADSs?” on page 4 of the Offer to Purchase, as previously amended, is replaced with the following:

CUSIP Number: 245334107	Page 5

     “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist.”
     The last sentence of subsection “Special Factors—Certain Effects of the Offer—Listing” on page 13 of the Offer to Purchase, as previously amended, is replaced with the following:
     “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist.”
     The last sentence of the first paragraph of the subsection “Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Depost Agreement; Exchange Act Registration and Margin Regulations — NYSE Listing” on page 25 of the Offer to Purchase, as previously amended, is replaced with the following:
     “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist. Except as set forth above, we are unaware of any unfulfilled requirements for De Rigo to submit an application to delist the ADSs.”
     Schedule 13E-3, Item 8. Fairness of the Transaction.
     The second paragraph on page 10 of the Offer to Purchase, as previously amended, is replaced in its entirety with the following:
     “Each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes that the offer is substantively and procedurally fair to all unaffiliated holders of ordinary shares and ADSs — both the subset of holders who tender their securities and the subset of holders who do not.
     As to the subset of holders who do tender their securities, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo considered the following and based his or its belief on the following factors, each of which, in our judgment supports our view that the offer is fair to unaffiliated holders who tender their securities.
•	The offer price compares favorably to current and historical market prices. The offer price represents a premium of 24.8% over the closing market price for De Rigo ADSs on the NYSE on August 3, 2005, the last trading day before our public announcement of the offer, which was $7.01 per ADS. The offer price also represents a premium over the average of the closing prices for De Rigo ADSs for the one-year, three-year and five-year periods ending on the last trading day before we announced the offer of 21.7%, 60.8% and 42.1%, respectively. The

CUSIP Number: 245334107	Page 6

offer price is also higher than any closing price for the ADSs recorded since May 2001.

•	The price offered also compares favorably to the price paid by De Rigo for shares it has repurchased in recent years. In July 2004, De Rigo repurchased from Prada Luxembourg s.a.r.l. 2,225,000 ordinary shares at $6.30 per share. In 2003, De Rigo purchased 223,200 ADSs in open market transactions at an average price of $3.87 per ADS.

•	We believe that certain characteristics of the public market for the ADSs — in particular, the overall decline in the average price for the ADSs since De Rigo’s original listing on the NYSE (falling from the IPO price of $16.00 per ADS to a low of $3.00 per ADS in October 2002, with trading prior to the launch of the offer around $7.00 per ADS), the corresponding decline in the total market capitalization of De Rigo (falling from approximately $720 million to approximately $315 million based on the recent $7.00 per ADS market price), the relatively low liquidity in the market for the ADSs and the relative lack of research analyst coverage — are not likely to improve in the near future, given what we believe is a persistent underappreciation and undervaluation of De Rigo by the public markets and the recent decline in analyst coverage.

•	We believe that, except for the offer, holders of ordinary shares and ADSs will not likely have an opportunity in the foreseeable future to dispose of their ordinary shares or ADSs at prices other than those available in private transactions or, in the case of ADSs, in open market transactions (to the extent that any public trading market may continue to exist following the offer) because we plan to continue to operate De Rigo as a going concern under our control and have no current plans of disposing either of De Rigo or of our interest in De Rigo or of causing the liquidation of De Rigo. See “SPECIAL FACTORS—Conduct of De Rigo’s Business if the Offer is Not Completed.”

•	The offer provides immediate cash liquidity for holders of ordinary shares and ADSs without the incurrence of transaction costs typically associated with market sales (unless imposed by the holder’s nominee) and without withdrawal fees imposed under the terms of the deposit agreement.

•	The offer provides liquidity for all holders at a stable price, unusual in light of the relatively low historic trading volume, as well as our significant insider ownership, all of which, in our view, have affected, and are likely to continue to affect, adversely the trading market for, and the market value of, the ADSs (and the value of the ordinary shares).

•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own an equity interest in De Rigo. See “THE TENDER OFFER—Possible Effects of the Offer on the Market

CUSIP Number: 245334107	Page 7

for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”

•	The offer is not subject to any conditions relating to the number of ordinary shares or ADSs tendered or to any financing condition.”
     The following replaces the paragraph following the bullet point list of factors on page 11 of the Offer to Purchase, as previously amended:
     “Except as included again in the list below, DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo did not consider any of the factors noted above in determining whether the offer is fair to unaffiliated holders who do not tender because such holders by definition will have determined not to accept the tender offer price, rendering such valuation considerations irrelevant. Rather, as to the subset of holders who do not tender their securities, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo considered the following and based his or its belief on the following factors, each of which, in our judgment, supports our view that the offer is fair to unaffiliated holders who do not tender their securities.
•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own their equity interest in De Rigo.

•	Holders who elect not to tender their securities will have had the same opportunity to receive a fair price as those who have tendered their securities in the offer.

•	Holders who elect not to tender their securities and who, if we are successful in causing De Rigo to delist and deregister as described in this document, become holders of an illiquid security in a private company will have done so with full and fair disclosure of our intentions in this regard and of the possible effect of the offer on the public market for the securities. See “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “ — Plans for De Rigo and the Ordinary Shares and ADSs Following the Offer” and “THE TENDER OFFER — Possible Effects on the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”
     The first sentence of the first paragraph following the second bullet point list on page 11 of the Offer to Purchase, as previously amended, is deleted in its entirety.
     The following is added to the end of the last paragraph on page 11 of the Offer to Purchase, as previously amended:

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     “We did not consider any negative factors in assessing the fairness of the offer to holders who tender their shares or ADSs or to those holders who elect not to tender their shares or ADSs.”
     Schedule 13E-3, Item 13. Financial Information.
     The information set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” is amended to include as a new second sentence of the paragraph following the bullet point list on page 29 of the Offer to Purchase:
     “The basic assumptions underlying these projections were that the pace of sales growth, store openings and same store sales would be in line with De Rigo’s recent experience, that exchange rates would remain relatively unchanged and that there would be no extraordinary transactions during the relevant period.”
     The information set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” is amended to replace the table “Business Plan 2005-2007” on page 29 of the Offer to Purchase in its entirety with the following:
Business Plan 2005-2007
(in thousands of euros)

	Budget	Projected	Projected
	2005	2006	2007

Income Statement
Net Sales	541,076	572,316	601,524
Cost of Products Sold	204,862	219,417	231,493
Gross Margin	336,214	352,899	370,031
Operating Income before Depreciation and Amortization	65,365	68,085	72,734
Operating Income	39,031	39,292	42,250
Income before Tax and Minority Interests	39,126	39,556	42,795
Income before Minority Interests	21,128	21,545	23,618
Net Income	20,398	20,849	22,883

Balance Sheet
Shareholders’ Equity	251,875	272,724	295,608
Net Financial Position	(17,600)	(36,357)	(63,490)

Cash Flow Statement
Cash Flow from Operations	46,733	49,643	53,368
Capital Expenditures	33,402	29,194	24,405
     The information set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” is amended to replace the

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table “Revised Annual Budge 2005” on page 29 of the Offer to Purchase in its entirety with the following:
Revised Annual Budget 2005
(in thousands of euros)

Revised Budget 2005
Income Statement
Net Sales	512,542
Cost of Products Sold	194,656
Gross Margin	317,887
Operating Income before Depreciation and Amortization	54,409
Operating Income	29,547
Income before Tax and Minority Interests	29,733
Income before Minority Interests	16,415
Net Income	16,232

Balance Sheet
Shareholders’ Equity	245,622
Net Financial Position	(16,148)

Cash Flow Statement
Cash Flow from Operations	41,094
Capital Expenditures	30,681
     The information set forth in the section of the Offer to Purchase entitled “THE TENDER OFFER — Certain Information Concerning De Rigo” is amended to replace the table “Revised Projections for 2006-2007” on page 30 of the Offer to Purchase, as previously amended, in its entirety with the following:
Revised Projections for 2006-2007
(in thousands of euros)

	Revised Projected	Revised Projected
	2006	2007

Income Statement
Net Sales	543,662	571,584
Cost of Products Sold	206,925	219,295
Gross Margin	336,737	352,289
Operating Income before Depreciation and Amortization	58,150	61,472
Operating Income	31,416	33,476
Income before Tax and Minority Interests	31,900	34,367
Income before Minority Interests	17,804	19,359
Net Income	17,613	19,155

Balance Sheet
Shareholders’ Equity	263,235	282,391
Net Financial Position	(29,689)	(51,210)

Cash Flow Statement
Cash Flow from Operations	44,348	47,152
Capital Expenditures	29,194	24,405

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2005
DR 3 S.r.l.

By:	/s/ Massimo De Rigo
	Name:	Massimo De Rigo
	Title:	Managing Director

De Rigo Holding B.V.

By:	/s/ Colin Longhurst
	Name:	Colin Longhurst
	Title:	Managing Director

Ennio De Rigo

/s/ Ennio De Rigo

Walter De Rigo

/s/ Walter De Rigo

CUSIP Number: 245334107	Page 11

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 2, 2005*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of Press Release Issued by De Rigo Holding*

(a)(1)(H)	Text of Summary Advertisement*

(a)(1)(I)	Form of Letter to Italian Holder of Record of ADSs or Ordinary Shares*

(b)	Credit Facility, dated July 28, 2005, among DR 3, De Rigo Holding, as guarantor, and Banca Intesa S.p.A., in the aggregate principal amount of $90,000,000, executed by exchange of correspondence pursuant to the Italian Presidential Decree of April 26, 1986, no. 131*
*Previously filed as an Exhibit to the Combined Schedule on August 4, 2005.